

St John Frizell · 2nd

Founder at Gage & Tollner Hospitality LLC

Brooklyn, New York, United States · 500+ connections ·

Contact info

Gage & Tollner Hospitality LLC

 **Tulane University**

Experience

Founder
Gage & Tollner Hospitality LLC
Jul 2017 – Present · 3 yrs 10 mos
Brooklyn, NY

Dedicated to the restoration and reopening of Gage & Tollner, Brooklyn's legendary oyster and chop house

Writer / Consultant
St. John Frizell, Inc.
Jan 2016 – Present · 5 yrs 4 mos
Brooklyn, NY

Business Owner
Fort Defiance
May 2008 – Present · 13 yrs
Brooklyn, NY



Promotion Copy Director
Bon Appetit
Nov 1999 – Oct 2005 · 6 yrs
New York City, NY

Education



Tulane University
Bachelor of Arts - BA, English Language and Literature/Letters

Skills & endorsements

Writing

Restaurant Management



